Arent Fox LLP / Attorneys at Law
Washington, DC / New York, NY / Los Angeles, CA

www.arentfox.com

April 26, 2013

Deborah S. Froling

Partner

202.857.6075 DIRECT

202.857.6395 FAX

deborah.froling@arentfox.com

VIA EDGAR AND HAND DELIVERY

Ms. Pamela Long

Division of Corporation Finance

Mail Stop 46-31

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	ICON ECI Fund Sixteen Amendment No. 2 to Registration Statement on Form S-1 Filed April 26, 2013 SEC File No. 333-185144

Dear Ms. Long:

On behalf of our client, ICON ECI Fund Sixteen (the “Registrant”), we are responding to the comments of the Staff of the U.S. Securities and Exchange Commission (the “Staff”) set forth in your letter, dated February 15, 2013, with respect to Amendment No. 1 to the Registration Statement on Form S-1 filed with the Commission on February 1, 2013 (the “Registration Statement”). Earlier today, the Registrant filed via EDGAR Amendment No. 2 to the Registration Statement (“Amendment No. 2”) revised to reflect, among other things, changes requested by your comments. Amendment No. 2 contains the various revisions described below. For your convenience, we are delivering a courtesy package, which includes four copies of Amendment No. 2, two of which have been marked to show changes from the Registration Statement.

The Staff’s comments are set forth below in bold, followed by the Registrant’s responses to each comment.

General

1.	Please note that we have referred your filing to the Division of Investment Management for their review of your response to comment three of our letter dated December 14, 2012. We may have further comments after their review of your filing is completed.

1717 K Street, NW Washington, DC 20036-5342 T 202.857.6000 F 202.857.6395	1675 Broadway New York, NY 10019-5820 T 212.484.3900 F 212.484.3990	555 West Fifth Street, 48th Floor Los Angeles, CA 90013-1065 T 213.629.7400 F 213.629.7401

Ms. Pamela Long

April 26, 2013

Response: The Registrant understands that the Division of Investment Management had no comments on the response.

2.	We note your response to comment 4 in our letter dated December 14, 2012. Please revise to clearly describe the special purpose business you will own and special purpose entities you may also co-own.

Response: Fund Sixteen intends to utilize special purpose entities in acquiring and financing its investments in capital assets for purposes of limitation of liability as well as requirements of lenders and lessees in a similar fashion as the prior programs managed by the Investment Manager have done in the past. In addition, when investing through joint ventures, either with affiliates or with unaffiliated third parties, the joint venture entity would be formed as a special purpose entity, again for purposes of limitation of liability as well as requirements of lenders and lessees. Please see the revised disclosure on page 71 of Amendment No. 2 to clarify the “business” referred to in your comment.

If you have any questions, please feel free to call me at (202) 857-6075 or Michelle Ko, Senior Director, of ICON Investments at (646) 845-2571.

Sincerely, /s/ Deborah S. Froling
Deborah S. Froling

Enclosures

cc:	Blake Estes Michelle Ko